ADITYA BIRLA GROUP

09045245

AM:PVK:1827:2009

Date: 30th January, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SUPPL

2009 FEB -2

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Publication of Unaudited Financial Results (Provisional) for the Quarter and Nine Months ended on 31st December, 2008.**

We are sending herewith a Statement showing the "**Unaudited Financial and Segment Results**" (Provisional) of the Company for the Third Quarter and Nine Months ended on 31st December, 2008, which are approved at the Meeting of the Board of Directors of the Company held on Friday, the 30th January, 2009.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.

PROCESSED
FEB 04 2009
THOMSON REUTERS

Thanking you,

Yours faithfully,
for Hindalco Industries Ltd.,

Anil Malik
Vice President &
Company Secretary

Encl:- as above

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2008

(Rupees in Crores)

	Particulars	Quarter ended 31/12/2008 (Unaudited)	Quarter ended 31/12/2007 (Unaudited)	Nine months ended 31/12/2008 (Unaudited)	Nine months ended 31/12/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1	**Net Sales & Other Operating Revenues**	**4,117.18**	**4,538.73**	**14,447.89**	**14,190.80**	**19,201.03**
	(a). Net Sales	4,080.17	4,473.70	14,335.88	13,971.86	18,909.08
	(b). Other Operating Revenues	37.01	65.03	112.01	218.94	291.95
2	**Expenditure**	**3,499.10**	**3,884.84**	**12,203.32**	**12,022.62**	**16,387.73**
	(a). (Increase)/Decrease in Stock	758.04	113.21	558.71	168.43	(137.03)
	(b). Consumption of Raw Materials	1,529.19	2,656.76	7,855.80	8,606.17	12,051.72
	(c). Purchase of Traded Goods	3.22	60.22	103.36	76.07	92.52
	(d). Employees Cost	175.95	145.81	492.71	437.13	621.22
	(e). Power and Fuel	572.78	492.54	1,741.41	1,373.79	1,910.83
	(f). Depreciation	161.11	147.01	477.06	436.23	587.81
	(g). Other Expenditure	298.81	269.29	974.27	924.80	1,260.66
3	**Profit before Other Income & Interest**	**618.08**	**653.89**	**2,244.57**	**2,168.18**	**2,813.30**
4	**Other Income**	**150.49**	**114.36**	**541.92**	**348.72**	**492.94**
5	**Profit before Interest**	**768.57**	**768.25**	**2,786.49**	**2,516.90**	**3,306.24**
6	**Interest**	**93.20**	**62.28**	**254.82**	**181.84**	**280.63**
7	**Profit before Tax**	**675.37**	**705.97**	**2,531.67**	**2,335.06**	**3,025.61**
8	**Tax Expenses**	**130.57**	**163.30**	**570.16**	**551.20**	**164.67**
	(a). Current Year	130.57	163.30	570.16	551.20	705.34
	(b). Adjustment for earlier years (Net)	-	-	-	-	(540.67)
9	**Net Profit**	**544.80**	**542.67**	**1,961.51**	**1,783.86**	**2,860.94**
10	**Paid-up Equity Share Capital**					
	(Face Value : Re 1/- per Share)	**170.05**	**122.57**	**170.05**	**122.57**	**122.65**
11	**Reserves**					**17,173.66**
12	**Earning Per Share (EPS)**					
	(a). Basic EPS (Rs.)	3.37	4.01	13.61	14.10	22.23
	(b). Diluted EPS (Rs.)	3.37	4.01	13.61	14.08	22.11
	(c). Basic EPS before Tax adjustment for earlier years (Rs.)	3.37	4.01	13.61	14.10	18.03
	(d). Diluted EPS before Tax adjustment for earlier years (Rs.)	3.37	4.01	13.61	14.08	17.93
13	**Public Shareholding**					
	(a). Number of shares			903,784,890	698,556,938	706,799,806
	(b). Percentage of shareholding			53.16%	56.93%	57.60%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Crores)

Particulars	Quarter ended 31/12/2008 (Unaudited)	Quarter ended 31/12/2007 (Unaudited)	Nine months ended 31/12/2008 (Unaudited)	Nine months ended 31/12/2007 (Unaudited)	Year ended 31/03/2008 (Audited)
1. Segment Revenue					
(a) Aluminium	1,979.75	1,736.00	6,043.26	5,289.21	7,144.94
(b) Copper	2,139.48	2,806.17	8,411.31	8,910.67	12,065.51
	4,119.23	4,542.17	14,454.57	14,199.88	19,210.45
Less: Inter Segment Revenue	(2.05)	(3.44)	(6.68)	(9.08)	(9.42)
Net Sales & Operating Revenues	**4,117.18**	**4,538.73**	**14,447.89**	**14,190.80**	**19,201.03**
2. Segment Results					
(a) Aluminium	529.81	578.23	1,995.25	1,878.33	2,423.10
(b) Copper	115.74	94.00	328.19	332.40	503.36
	645.55	672.23	2,323.44	2,210.73	2,926.46
Less: Interest	(93.20)	(62.28)	(254.82)	(181.84)	(280.63)
	552.35	609.95	2,068.62	2,028.89	2,645.83
Add: Other un-allocable Income net of un-allocable Expenses	123.02	96.02	463.05	306.17	379.78
Profit before Tax	**675.37**	**705.97**	**2,531.67**	**2,335.06**	**3,025.61**
3. Capital Employed					
(a) Aluminium	8,665.89	7,813.51	8,665.89	7,813.51	8,008.27
(b) Copper	6,223.93	5,756.28	6,223.93	5,756.28	5,396.72
	14,889.82	13,569.79	14,889.82	13,569.79	13,404.99
Un-allocable/ Corporate	19,651.78	12,272.15	19,651.78	12,272.15	13,683.08
Total Capital Employed	**34,541.60**	**25,841.94**	**34,541.60**	**25,841.94**	**27,088.07**

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. The Company raised Rs 2,223.29 crores from a rights issue in January 2006. The issue was made to part finance various brownfield and greenfield projects.

   The brownfield expansions of Muri Alumina and Hirakud Aluminum are in the final stages of commissioning. However the Belgaum Alumina project could not be started due to non-allotment of bauxite mines. The greenfield projects namely Aditya Aluminium and Utkal Alumina are at various stages of implementation but have been delayed due to delay in securing regulatory approvals.

   The proceeds of the rights issue aggregating to Rs 2,223.29 crores have been utilized for the purpose of defraying issue related expenses of Rs 36.60 crores and subscription to shares of a subsidiary company to the extent of Rs 504.06 crores. Further, in the Annual General Meeting held on 19th September 2008 the shareholders of the Company have approved, under section 61 of the Companies Act, 1956, utilization of the rights issue proceeds for the purpose of repayment of bridge loan taken for acquisition of Novelis Inc. and other general corporate purpose, in addition to the utilization of issue proceeds as discussed in the rights issue letter of offer dated 25th November 2005. The entire unspent amount of Rights issue proceeds amounting to Rs. 1682.63 Crores has been utilized for the purpose of repayment of Bridge loan taken for acquisition of Novelis Inc.

2. Upon allotment of 473,398,534 equity shares of Re 1 each at a premium of Rs 95 per share on rights basis on 23rd October, 2008, paid-up capital of the Company has increased from Rs 122.71 crores to Rs 170.05 crores. Issue expenses amounting to Rs 123.66 crores has been adjusted against Securities Premium Account. The proceeds of the rights issue have been utilized to part-finance repayment of bridge loan taken for acquisition of Novelis Inc. during last year. Basic and diluted Earnings per Share (EPS) for the relevant previous year / periods have been recomputed taking into account the effect of this rights issue.

3. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market loss on outstanding derivative instruments as on 31st December, 2008 stood at Rs. 323.28 crores, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to be offset through future cash flows. The Company is at an advanced stage of adopting Accounting Standard (AS) 30 on Financial Instruments: Recognition and Measurement early. Pending adoption of AS 30, the Company has not accounted for the loss on mark to market basis.

4. A joint venture company viz. Hydromine Global Minerals GMBH Limited has been incorporated in British Virgin Island for the purpose of development and operation of one or more bauxite mines in the Minim Martap and Ngaoundal regions of the Adamaoua Province of the republic of Cameroon. Hindalco and Dubai Aluminium each holds 45% equity and balance 10% is held by Hydomine USA.

5. Disclosure relating to number of complaints from investors during quarter -

Pending as on 1st October, 2008	Received	Resolved	Pending as on 31st December, 2008
0	47	47	0

6. Figures of previous periods have been regrouped wherever necessary.

7. Figures of corresponding quarter and nine months of previous year have been recast to reflect effect of amalgamation of Indian Aluminium Company, Limited effective 1st April, 2007.

8. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on Friday, 30th January, 2009. Limited Review has been carried out by the statutory auditors of the Company as per clause 41 of the listing agreement with stock exchanges.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 30th January, 2009

PRESS RELEASE

30 January, 2009

Hindalco Industries Limited
Q3 FY 2008-2009 Results

(In Rs. crores)	Quarter ended Dec 31,2008	Quarter ended Dec 31,2007	Nine Months ended Dec 31,2008	Nine Months ended Dec 31,2007
Net sales and operating revenues	4,117.2	4,538.7	14,447.9	14,190.8
Other income	150.5	114.4	541.9	348.7
PBITDA	929.7	915.3	3,263.6	2,953.1
Depreciation	161.1	147.0	477.1	436.2
Interest and financing charges	93.2	62.3	254.8	181.8
Profit before tax	675.4	706.0	2,531.7	2,335.1
Provision for taxes	130.6	163.3	570.2	551.2
Net profit	544.8	542.7	1,961.5	1,783.9
EPS (Basic)	3.37	4.01	13.61	14.10

Hindalco Industries Ltd., the flagship company of the Aditya Birla Group, today announced its unaudited financial results for the quarter ended 31, December 2008.

Net sales and revenues at Rs. 4117 crores in 3rd Quarter of FY 09 are lower as compared to Rs. 4,539 crores for the corresponding period in FY 08. The steep reduction in Aluminium and Copper LME led to fall in the overall sales revenue; this was mitigated by the rupee depreciation against the USD. Despite lower sales realizations and higher export sales due to lower domestic demand, the net profit at Rs. 545 crores is marginally higher than Rs. 543 crores in the corresponding year's comparable quarter. Higher metal production consequent to the Hirakud brownfield expansion, profit improvement measures and higher other Income have been the drivers.

The revenue in aluminium business rose by 14% to Rs. 1980 crores vis-à-vis Rs. 1,736 crores in the corresponding period in the previous year on the back of the highest ever metal volumes. However the unprecedented 25% fall in LME and spiraling input cost squeezed the margin, despite gains from weaker rupee. The shrinkage in domestic demand for downstream products resulted in an adverse product mix.

In the copper business, revenues stood at Rs.2139 crores lower by 24 % vis-à-vis Rs. 2806 crores in Q3FY08 as a result of the 46% lower LME. The profit before interest and tax rose by 23% to Rs. 116 crores from Rs. 94 crores in the corresponding quarter last year despite a 33% fall in TcRc, mainly due to better by-product realization, operational efficiencies and forex translation impact.

Startegic initiatives

A joint venture company viz. Hydromine Global Minerals GMBH Limited has been incorporated in British Virgin Island for the purpose of development and operation of one or more bauxite mines in the Minim Martap and Ngaoundal regions of the Adamaoua Province of the republic of Cameroon (Africa).Hindalco and Dubai Aluminium holds 45% equity each and the balance 10% is with by Hydomine USA.

Operational Review

Aluminium

With the expansion at Muri and Hirakud, Alumina production has risen by 48% at Muri and Metal production by 37% at Hirakud. Overall metal production was up by 11%. Demand shrinkage in domestic and global markets led to lower production of downstream products.

Production	Units	Q3 FY09	Q3 FY08	Nine Months ended December 31, 08	Nine Months ended December 31, 07
Alumina	MT	319,074	304,059	918,959	888,781
Primary metal	MT	135,073	121,971	390,274	356,397
Wire Rods	MT	18,657	18,458	54,703	53,922
Rolled products	MT	40,968	59,365	137,474	174,404
Extruded products	MT	7,555	11,472	28,780	32,765
Foils	MT	5,128	7,281	19,058	21,227
Wheels	Nos.	33,280	41,368	128,340	127,520
Power	MU	2,401	2,149	7,024	6,415

Copper

On the back of bi-annual shutdown in smelter-III, output declined. Copper cathodes production fell by 7%, while the CC rod production increased by 15.3% over the corresponding quarter in FY08.

The operations at copper smelter –II continue to be suspended.

Production	Units	Q3 FY09	Q3 FY08	YTD Dec'08	YTD Dec'07
Copper Cathodes	MT	72,877	78,333	210,851	236,748
CC Rods	MT	39,737	34,471	104,195	103,901

Expansion projects

Muri

The expansion of the Muri alumina refinery from 110,000 tpa to 450,000 tpa is mechanically complete. Production is being ramped up in a phased manner. The entire steam and power requirement is being met by the new captive power plant. The production from the expanded facility is expected to reach its full capacity in second half of 2009.

Hirakud Phase II of the expansion of the smelting capacity from 100,000 tpa to 143,000 tpa was completed on time. Work on expansion to 155 ktpa is in progress and is expected to be completed by Aug- 09. The power generation capacity has been raised from 267.5 mw to 367.5 mw. All the units have been commissioned.

Belgaum The allotment of the lease for bauxite mines for expanding the alumina refinery capacity at Belgaum, Karnataka from 350 ktpa to 650 ktpa is still awaited.

Aditya Aluminium Project Aditya Aluminium, the integrated aluminium project, encompassing 1 to 1.5 million tpa alumina refinery, 260,000 to 359,000 tpa aluminium smelter and 750 to 900 mw captive power plant is progressing as planned. A major portion of the total land required for the project has been acquired. Environmental clearances have been obtained for the smelter, the captive power plant (CPP) and the alumina refinery. The water drawl agreement has also been executed. The construction power is already in place. The construction of transmission lines and upgradation of substations to draw power is in progress. The first metal from the smelter is proposed to be produced by October 2011. The refinery is proposed to be mechanically completed by January 2013. The technology contracts for the smelter and alumina have been executed with Aluminium Pechiney and Alcan respectively. Consultants have been appointed for detailed engineering for the smelter and CPP. Major proprietary equipments have been ordered for the smelter.

Mahan project The Mahan aluminium project with a smelter capacity of 359 ktpa and CPP of 900 mw is on track. The land acquisition for the project is underway. The company has been allotted a coal block in a JV with the Essar group for the coal requirement of the CPP. Preliminary environmental clearances have been obtained. The power connectivity for commencing construction has been approved. The water resource department has allocated the necessary water source. The production of coal is expected to start in 2010. The technology contract for the smelter has already been executed with Aluminium Pechiney. The first metal from the smelter is expected by July 2011. Basic engineering packages have been received on schedule. Detailed engineering activities for the smelter and CPP are in progress. Major proprietary equipments ordered for smelter.

Jharkhand project The proposed smelter capacity of the Jharkhand aluminium project is 359 ktpa and a CPP of 900 mw. The plant location has been shifted from Latehar to Sonahatu block which is 20 kilometers from Muri and 55 kilometers from Ranchi. Land has already been earmarked. Topographic and socioeconomic surveys are underway. The government of Jharkhand has given the water allocation clearance for 55 mcm of water from Subemrekha basin. Tubed coal mine has been allotted jointly with Tata Power. The technology contract for the smelter has already been executed with Aluminium Pechiney.CSR activities are being ramped up. The approximate date for the first metal from the smelter is expected by June 2012.

Utkal The construction of Utkal alumina refinery with a proposed capacity of 1.5 mtpa is currently underway. The company has acquired the land for the plant and other facilities. The basic engineering packages have already been received from Alcan (technology supplier). Major packages have been ordered & the balance is being ordered. The detailed engineering for the main plant area is nearing completion. The civil work for alumina refinery and captive power plant is in progress. Bauxite mining activities are expected to start by mid 2010. The mechanical completion of the plant is expected by January 2011 and the first alumina is expected to be produced around July 2011.

Hindalco Almex Aerospace Limited

This joint venture company for the manufacture of high-strength Aluminium alloys for applications in the aerospace, sporting goods and surface transport industries has been commissioned in Nov.-08 and production has started.

Industry outlook

Aluminium

China, USA and Europe led the global de-growth of 9%, in Q3FY09 as compared to Q3FY08, in Aluminium Consumption. The demand in these countries is expected to decline further in Q4FY09. The Transport sector remained the largest consumer for Aluminium products in 2008. With the downturn expected in Transport, Building and Construction sectors , producers have announced production cutbacks upto 5.05 million tons per annum.

Despite announced cutbacks LME stocks continue to climb further impacting Aluminium prices, which is yet to spot the bottom.

Copper

Weak demand and increase in exchange stocks have pulled down copper prices. Mine production would be adversely affected due to the likely closure of a few high costs mines, delay in upcoming projects and slow down in investment in new mines.

Increased availability of copper concentrate due to lower capacity utilization at Smelters has led to a hike in benchmark TCRC for 2009 by 66% as compared to the previous year. Current spot market is above benchmark TCRC. However, disposal of Sulphuric Acid, a byproduct, remains a key concern for smelters.

Global refined copper consumption during 2008 grew by about 0.6%. The forecast is that the demand would either remain flat or decline during 2009 until the economic environment improves. Over all concentrate market is expected to be steady or slightly surplus during CY - 09.

Company outlook

The business continues to be impacted by the overall slow down in the global economy and the unprecedented fall in commodity prices. The short-term outlook seems negative. However the long term market fundamentals remain strong.

The company has been taking proactive measures in areas of input cost management, efficiencies and other possible areas to tide over and emerge stronger from the global crisis. The ramp up of brownfield expansions, enhanced asset productivity and containment of input cost along with effective working capital management to maximise free cash flow continues to be the major growth drivers

END